



SECUR 02005471 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53069

RECEIVED FEB 22 2002 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/28/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DESTINY CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14142 DENVER WEST PARKWAY, BUILDING 51, SUITE 290
(No. and Street)

GOLDEN	COLORADO	80401-3127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDD KRAMER (303) 277-9977
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 E. JEWELL AVENUE, STE. 307	DENVER,	CO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDD KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESTINY CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUDY M. NIEMEYER NOTARY PUBLIC STATE OF COLORADO

Judy M. Niemeyer
Notary Public

My Commission Expires: 8-9-2003

Signature

CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control. (Bound separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESTINY CAPITAL SECURITIES CORPORATION

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Destiny Capital Securities Corporation

We have audited the accompanying statement of financial condition of Destiny Capital Securities Corporation as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the period from inception (September 28, 2000) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destiny Capital Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the period from inception (September 28, 2000) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 15, 2002



DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	100 321
Commissions receivable		20 570
Due from clearing broker		59 947
TOTAL ASSETS	**$**	**180 838**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	1 247
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 1,000 shares authorized, issued and outstanding		159 402
Retained earnings		20 189
TOTAL SHAREHOLDER'S EQUITY		179 591
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**180 838**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (SEPTEMBER 28, 2000)
THROUGH DECEMBER 31, 2001

REVENUE:		
Commissions	$	549 756
Total revenue		549 756
EXPENSES:		
Commissions, salaries and related expenses		208 440
Regulatory fees and expenses		50 755
Fees paid to affiliate		54 000
Professional fees		12 473
General and administrative		32 645
Total expenses		358 313
NET INCOME	**$**	**191 443**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
PERIOD FROM INCEPTION (SEPTEMBER 28, 2000)
THROUGH DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Shareholder's Equity
INCEPTION, September 28, 2000	-	$ -	$ -	$ -
Issuance of common stock	1 000	40 000	-	40 000
Capital contributed	-	119 402	-	119 402
Dividends paid	-	-	(171 254)	(171 254)
Net income	-	-	191 443	191 443
BALANCES, December 31, 2001	**1 000**	**$ 159 402**	**$ 20 189**	**$ 179 591**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
PERIOD FROM INCEPTION (SEPTEMBER 28, 2000)
THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	191 443
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(20 570)
Increase in due from clearing broker		(59 947)
Increase in accounts payable and other liabilities		1 247
Net cash provided by operating activities		112 173
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed		119 402
Dividends paid		(171 254)
Issuance of common stock		40 000
Net cash used in financing activities		(11 852)
NET INCREASE IN CASH AND CASH EQUIVALENTS		100 321
CASH AND CASH EQUIVALENTS, at beginning of period		-
CASH AND CASH EQUIVALENTS, at end of period	**$**	**100 321**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**3 769**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Destiny Capital Securities Corporation ("the Company") was incorporated in Colorado on September 28, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Destiny Capital Holdings, Inc.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

The Company has an operating agreement (the "Agreement") with an affiliated company, Destiny Capital Corporation ("DCC"). Under the Agreement, the Company pays DCC a monthly fee of $6,000 to cover expenses paid by DCC, such as office space, equipment, telephone and other operational services. DCC pays the Company a monthly fee of $21,000 to cover a portion of the payroll related costs paid by the Company. During the period ended December 31, 2001 the Company paid DCC $54,000 and received $189,000 from DCC in connection with the Agreement.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $151,234 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 in its first year of operations as a broker-dealer.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivables from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured amount of $100,000.

The Company's financial instruments, including cash, receivables, accounts payable and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

DESTINY CAPITAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	179 591
DEBITS:		
Other deductions		20 000
Non-allowable commissions receivable		8 357
Total debits		28 357
NET CAPITAL		151 234
Minimum requirements of 12 1/2% of aggregate indebtedness of $1,247 or $5,000, whichever is greater		5 000
Excess net capital	**$**	**146 234**
AGGREGATE INDEBTEDNESS:		
Accounts payable and other liabilities	**$**	**1 247**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.01 to 1**

See the accompanying Independent Auditors' Report.

DESTINY CAPITAL SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(D)

DECEMBER 31, 2001

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	171 234
Increase in other deductions		(20 000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(D)	**$**	**151 234**

See the accompanying Independent Auditors' Report.


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2002
143
WASH., D.C. SECTION

DESTINY CAPITAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (SEPTEMBER 28, 2000) THROUGH DECEMBER 31, 2001